UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2021 Commission File Number: 001-38201

SECOO HOLDING LIMITED

Secoo Tower Sanlitun Road A, No.3 Courtyard Building 2 Chaoyang District, Beijing 100027 The People’s Republic of China +86 10 6588-0135
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

This current report on Form 6-K was submitted in connection with the change of auditor by Secoo Holding Limited (the “Company”). The Company has engaged Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”) as the Company’s independent registered public accounting firm, to replace BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and BDO China on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Shandong Haoxin is engaged to audit the consolidated balance sheet of the Company as of December 31,2020 and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended.

The Company is working closely with BDO China and Shandong Haoxin to ensure a seamless transition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

By:	/s/ Richard Rixue Li
Name:	Richard Rixue Li
Title:	Director and Chief Executive Officer

Date: September 17, 2021